UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Hippo Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

G74847107

(CUSIP Number)

Hippo Holdings Inc.

Attn: Assaf Wand

150 Forest Avenue

Palo Alto, California 94301

(650) 294-8463

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G74847107	13D	Page 1 of 5 pages

1	Names of Reporting Persons Assaf Wand
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 41,492,841
	8	Shared Voting Power 0
	9	Sole Dispositive Power 41,492,841
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,492,841
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person IN

CUSIP No. G74847107	13D	Page 2 of 5 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to shares of common stock, $0.0001 par value (“Common Stock”), of Hippo Holdings Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 150 Forest Avenue, Palo Alto, California 94301.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Assaf Wand the following persons (the “Reporting Person”).

The Reporting Person is a citizen of the State of Israel. The business address of the Reporting Person is c/o Hippo Holdings Inc., 150 Forest Avenue Palo Alto, California 94301. The principal business of the reporting person is serving as Chief Executive Officer and Director of the Issuer.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the closing of the Issuer’s business combination on August 3, 2021 (the “Business Combination”), the Reporting Person and a trust controlled by the Reporting Person acquired 5,078,966 shares of Hippo Enterprises Inc. (“Hippo Enterprises”) common stock, which were converted into 32,320,815 shares of Common Stock, of the Issuer based on a 1 to 6.95433 conversion ratio. The Reporting Person’s outstanding stock option, which is exercisable for 9,172,026 shares of Common Stock, was also converted based on a 1 to 6.95433 conversion ratio. Following the Business Combination, the Issuer acquired 3,000,000 shares of Hippo Holdings common stock from the Reporting Person (the “Hippo Redemption”) at $10.00 per share, with the Reporting Person beneficially owning 41,409,316 shares of Common Stock following the Hippo Redemption.

Item 4.	Purpose of Transaction.

Registration Rights Agreement

On August 2, 2021, in connection with the consummation of the Business Combination the Issuer, Reinvent Sponsor Z LLC, a Cayman Islands limited liability company (“Sponsor”), the other holders of Reinvent Technology Partners Z, a Cayman Islands exempt limited company, Class B ordinary shares, and certain former stockholders of Hippo Enterprises, including the Reporting Person, entered into the Registration Rights Agreement (the “RRA”).

CUSIP No. G74847107	13D	Page 3 of 5 pages

Pursuant to the RRA, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties to the RRA from time to time. Pursuant to the RRA, the Issuer agreed to file a shelf registration statement registering the resale of Common Stock (including the Issuer’s warrants and shares of Common Stock issued or issuable upon the exercise of any other equity security) held by a party immediately following the consummation of the Business Combination within 30 days of the consummation of the Business Combination. Up to twice in any 12-month period, Sponsor, and certain former stockholders of Hippo Enterprises may each request to sell all or any portion of their Registrable Securities (as defined in the RRA) in an underwritten offering so long as the total offering price is reasonably expected to exceed $100,000,000. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The RRA will also provide that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The foregoing descriptions of the RRA do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors of the Issuer, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. G74847107	13D	Page 4 of 5 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The Reporting Person may be deemed to beneficially own an aggregate of 41,492,841 shares of Common Stock, representing 7.3% of the outstanding Common Stock, based on 559,731,226 shares of Common Stock outstanding following the completion of the Business Combination, as set forth in a Current Report on Form 8-K filed by the Issuer on August 5, 2021, and assuming the acquisition by the Reporting Person of 9,172,026 shares of Common Stock underlying employee stock options, 4,586,013 of which are exercisable within 60 days of the date hereof.

The Reporting Person may be deemed to have sole voting power with respect to: (i) 17,087,948 shares of Common Stock held by the Reporting Person, (ii) 15,232,867 shares of common stock held by the Assaf and Liron Wand 2014 Revocable Trust, of which the Reporting Person serves as the sole trustee, and (iii) 9,172,026 shares of Common Stock underlying employee stock options, 4,586,013 of which are exercisable within 60 days by the Reporting Person.

(c) Except as described in Items 3 and 4, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the RRA and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G74847107	13D	Page 5 of 5 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Registration Rights Agreement by and among Hippo Holdings Inc., Reinvent Sponsor Z LLC, and the other holders of Class B ordinary shares, and certain former stockholders of Hippo Enterprises Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Hippo Holdings Inc. with the Securities and Exchange Commission on August 5, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2021

ASSAF WAND

/s/ Assaf Wand